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Ex12c
                                  IDACORP, Inc.
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                                                                                       Twelve Months
                                            Twelve Months Ended December 31,                              Ended
                                                 (Thousands of Dollars)                                September 30,
                                         1994         1995         1996         1997         1998        1999

Earnings, as defined:
  Income before  income taxes        $ 101,775    $ 127,342   $  135,247   $  133,570    $ 133,806   $ 138,927
  Adjust for distributed income of
  equity investees                         326       (2,058)      (1,413)      (3,943)      (4,697)     (3,431)
  Equity in loss of equity method
  investments                                0            0            0            0          458         289
  Minority interest in losses of
  majority owned subsidiaries                0            0            0            0         (125)        (62)
  Supplemental fixed charges and
  preferred dividends, as below         68,946       72,826       73,018       72,208       72,496      74,024

     Total earnings, as defined      $ 171,047    $ 198,110   $  206,852   $  201,835    $ 201,938   $ 209,747

Fixed charges, as defined:
  Interest charges                   $  54,433    $  56,456   $   57,348   $   60,761    $  60,677   $  62,105
  Preferred stock dividends of
  subsidiaries-gross up-Idacorp
  rate                                  11,097        12,834      12,079        7,891        8,445       8,401
  Rental interest factor                   794           925         991          982          801         957
     Total fixed charges                66,324        70,215      70,418       69,634       69,923      71,463
  Supplemental increment to fixed
    charges*                             2,622         2,611       2,600        2,574        2,573       2,561


  Supplemental fixed charges            68,946        72,826      73,018       72,208       72,496      74,024
  Preferred dividends requirements           0             0           0            0            0           0

     Total combined supplemental
     fixed charges and preferred
     dividends                       $  68,946    $   72,826   $  73,018   $   72,208    $  72,496   $  74,024

Supplemental ratio of earnings to
combined fixed charges and
preferred dividends                       2.48x         2.72x       2.83x        2.80x        2.79x       2.83x

*Explanation of increment - Interest on the guaranty of American Falls
       Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.



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